Exhibit 99.1

FERRARI PUBLISHES AGENDA FOR THE 2022 AGM

Maranello (Italy), March 2, 2022 - Ferrari N.V. (NYSE/EXM: RACE) ("Ferrari") announced today that it has published the agenda and the explanatory notes for the 2022 Annual General Meeting of Shareholders ("AGM") which will be held virtually on April 13, 2022, beginning at 11:30 a.m. CEST. To protect the health and safety of all participants in connection with the Covid-19 outbreak, Shareholders will not be allowed to attend the AGM in person.

Ferrari’s AGM notice and explanatory notes, other AGM materials and, in light of the continuing Covid-19 outbreak, instructions for voting and submitting questions in advance of the meeting and to follow the AGM remotely, are available under the section Investors on Ferrari’s corporate website at http://corporate.ferrari.com, where they can be viewed and downloaded1. Shareholders may request a hard copy of these materials, which include Ferrari’s audited financial statements, free of charge, through the contact below.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

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1 The 2021 Annual Report and the annual report on Form 20-F are available on the Company’s corporate website (http://corporate.ferrari.com) at http://corporate.ferrari.com/en/investors/results/reports and at http://corporate.ferrari.com/en/investors/regulatory-filings-and-press-releases/sec-filings. The AGM notice, explanatory notes and other AGM materials are available on the corporate website at http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/shareholders-meetings.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977